PRESS RELEASE

Banro Announces Q4 2017 Production Results

Toronto, Canada – January 10, 2018 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announces operating results for the fourth quarter (“Q4”) of 2017.

HIGHLIGHTS

  Twangiza and Namoya produced a combined 45,197 ounces of gold during the fourth quarter of 2017, for 2017 annual consolidated gold production of 178,980 ounces.

  Twangiza produced 36,871 ounces of gold in the fourth quarter of 2017, for 2017 annual gold production of 109,871 ounces.

  Namoya produced 8,326 ounces of gold in the fourth quarter of 2017, for 2017 annual gold production of 69,109 ounces.

Twangiza Update

Q4 2017’s results for Twangiza, in comparison to Q4 2016 and the third quarter (“Q3”) of 2017, are as follows:

Operating metrics	Units	Q4 2017	Q4 2016	% Change	Q3 2017	% Change	FULL YEAR 2017	FULL YEAR 2016	% Change
Total material mined	Tonnes	2,763,892	1,601,524	73%	2,841,142	-3%	10,668,945	4,954,407	115%
Total ore mined	Tonnes	506,635	500,385	1%	590,965	-14%	2,208,446	1,999,565	10%
Total ore milled	Tonnes	499,330	406,044	23%	499,570	0%	1,772,065	1,673,179	6%
Head grade	g/t Au	2.75	2.85	-3%	2.45	12%	2.58	2.72	-5%
Recovery	%	79.5	71.0	12%	75.1	6%	73.2	72.6	1%
Strip ratio	t:t	4.46	2.20	102%	3.81	17%	3.83	1.48	159%
Gold production	Ounces	36,871	26,394	40%	30,297	22%	109,871	104,437	5%

Twangiza’s gold production in Q4 2017 increased by 22% compared to Q3 2017, due to having access to enough oxide feed material to blend with the upper transition (soft non-oxide) material in the pit. All lower transition and fresh ores mined during the period have been stockpiled. The annual gold production achieved in Twangiza represents a 5% increase over 2016’s production.

The process recoveries at Twangiza improved by 6% over Q3 2017 due to there being better blend proportions of both oxide and upper transition ores being received by the plant. Even though the annual process recovery was consistent with the previous year, the benefit of the campaign feeding of the oxide and soft non-oxide material in H2 2017 overcame the shortfalls realised in H1 2017.

The introduction of new and matching fleet at Twangiza during the first half of 2017 into its production line enabled the mine to move a record historical annual total material. This offered the opportunity to process enough suitable material through the plant in H2 2017.

Namoya Update

Q4 2017 results for Namoya, in comparison to Q4 2016 and Q3 2017, are as follows:

Operating metrics	Units	Q4 2017	Q4 2016	% Change	Q3 2017	% Change	FULL YEAR 2017	FULL YEAR 2016	% Change
Total material mined	Tonnes	0	2,950,552	-100%	2,659,570	-100%	7,282,882	9,546,622	-24%
Total ore mined	Tonnes	0	666,037	-100%	494,880	-100%	1,516,045	2,100,343	-28%
Total ore stacked	Tonnes	0	661,911	-100%	491,833	-100%	1,578,433	2,217,514	-29%
Head grade	g/t Au	0.00	1.78	-100%	1.72	-100%	1.89	1.89	0%
Recovery	%	0.0	57.8	-100%	76.9	-100%	76.5	56.57	35%
Strip ratio	t:t	0.00	3.43	-100%	4.37	-100%	3.80	3.55	7%
Gold production	Ounces	8,326	24,054	-65%	18,533	-55%	69,109	93,253	-26%

Namoya’s gold production in Q4 2017 decreased by 55% as compared to Q3 2017, due to the suspension of its mining operations throughout Q4 2017 (reference is made to Banro’s press release dated September 25, 2017). Spraying of the heap leach section at Namoya continued throughout Q4 2017 enabling the recovery of 8,326 ounces of gold from the processed ore which had been stacked before mining operations were suspended. The annual gold production achieved is 26% lower than the previous year’s production.

The suspension of the mining operations prevented the realisation of any benefits from the additions to the primary fleet installed during Q3 2017.

Mining operations at Namoya recommenced in January 2018 (reference is made to Banro’s press release dated January 3, 2018).

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Corporate Update

As reported in the Company’s December 22, 2017 press release, the Company has commenced restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an initial order granted by the Ontario Superior Court of Justice (Commercial List) on December 22, 2017 (the “Initial Order”). Pursuant to the Initial Order, the Company has obtained protection from its creditors under the CCAA for an initial period expiring January 19, 2018, and approval of interim financing of up to US$20 million. The Company also reported in its December 22, 2017 press release that it has entered into a support agreement with major stakeholders representing in excess of 74% of claims for the support of a recapitalization plan (the “Recapitalization Plan”) to be implemented by the end of March or mid-April 2018, in the event that a superior transaction is not identified and implemented under a CCAA court-approved sales and investment solicitation process (the “SISP”) anticipated to commence on or around January 22, 2018. A copy of the said support agreement (and detailed recapitalization term sheet) can be found on Banro’s SEDAR profile. All debt and other obligations of Banro within the Democratic Republic of the Congo (the “DRC”) will be unaffected under the Recapitalization Plan. It is expected that the Company’s operations in the DRC will continue in the ordinary course of business and that obligations to DRC lenders, employees and key suppliers of goods and services, both during the CCAA proceedings and after the reorganization is completed, will continue to be met on an ongoing basis.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process and the ability of the Company to meet its obligations, the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the restructuring or obtain advances under the interim financing due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.